

February 1, 2011

Tammy DuPerron, President
Health in Harmony Inc.
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

> **Re:** **Health in Harmony Inc.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2011**
> **File No. 333-171546**

Dear Ms. DuPerron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"We will require financing to achieve our current business strategy…," page 3

1.  Please revise this risk factor to provide quantitative disclosure regarding your liquidity position. Disclose the number of months you can fund your operations using current available cash resources, as well as the additional cash required to meet your financial commitments for a minimum of 12 months following the date of the prospectus. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance. Please update this information with each amendment to the registration statement.

Selling Stockholders, page 8

2.  We note your disclosure in this section that none of the selling stockholders has had a material relationship with you other than as a stockholder. Please tell us if Rachelle

DuPerron is related to your sole officer and director. Refer to Item 507 of Regulation S-K.

## Description of Business

### Business Model, page 12

3.      You state that you intend to market your wellness program to resellers who would market and present the wellness program. Please provide a more detailed description of the intended distribution methods for your products. See Item 101(h)(ii) of Regulation S-K. You should identify potential resellers and the markets to which these resellers will present your wellness program. Also, please clarify in this section how the wellness program will be delivered to resellers and to the ultimate customers. For example, clarify whether the program will be sold in audio or video format.

## Market for Common Equity and Related Stockholder Matters

### Market Information, page 15

4.      Please revise your document to indicate the amount(s) of your common stock that could be sold pursuant to Rule 144 of the Securities Act of 1933. In this regard, we note your disclosure on page 1 that the four million shares issued to your president are subject to Rule 144 of the Securities Act of 1933 and as such, are defined as restricted securities. See Item 201(a)(2)(ii) of Regulation S-K.

## Management's Discussion and Analysis of Financial Condition and Results of Operations, 16

5.      Please provide a detailed description of the actions and timing of your planned operations over the next 12 months. Please include detailed milestones to your business plan, the costs associated with each milestone, the time frame for implementing each milestone and when you anticipate generating sustained revenues.

## Results from Operations

### Expenses, page 17

6.      Please provide a description of the services related to the $6,000 of "donated management fees" that contributed to your operating expenses during the years ended October 31, 2010 and October 31, 2009, respectively. In this regard, we note that your summary compensation table reports that your sole executive officer was paid no compensation during 2009.

Liquidity and Capital Resources, page 17

7.     We note your statement that your current cash resources are insufficient to finance your planned expenditures.  Please provide quantitative disclosure regarding any anticipated material capital expenditures necessary to execute your business plan over the next twelve months.  In providing this information, please take into account the additional expenses you will incur upon becoming a reporting company.  In addition, ensure that your disclosures state the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.  We refer you to Item 303(a) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Executive Compensation

Summary Compensation Table, page 18

8.     Please update your executive compensation disclosure to include information for the fiscal year ended October 31, 2010.  For guidance, see Regulation S-K Compliance and Disclosure Interpretation 217.11, available on our website at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Transaction with Related Persons, Promoters and Certain Control Persons, page 19

9.     We refer to your March 28, 2008 agreement by which you purchased your wellness program from your president.  Please explain to us why you have not filed this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  In the alternative, you may file the agreement as an exhibit with your amended filing.

Exhibits, page II-2

Exhibits, page II-2

10.    You indicate that a consent from your auditor to use their report has been included as exhibit 23.2; however, the consent was not included as an exhibit.  Please be advised that we will not review your next filing unless a consent from your auditor is included as an exhibit.  Please file the consent.

Undertakings, page II-2

11.    We note that you have included the undertakings from paragraphs (a)(5)(i) and (i) of Item 512 of Regulation S-K, although it does not appear that you are relying on either Rule 430A or Rule 430B.  Please advise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any other questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc:     Via Facsimile (312) 454-0015
        Carol S. McMahan, Esq.
        Synergy Law Group, LLC